FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated October 21, 2004, regarding the payment of the second interim dividend on account of the 2004 financial year.

2	Material Fact dated October 21, 2004, regarding a change in the duration of the buy back program announced on July 26, 2004.

3	Material Fact dated October 21, 2004, regarding the trades conducted by Pereda Gestion, S.A. on October 20, 2004.

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Item 1

MATERIAL FACT

Banco Santander Central Hispano, S.A. announces that as of 1st November 2004 it will pay a second interim dividend on account of the 2004 financial year for a gross amount of 0.083 euros per share. Such amount is 7.1% higher than that paid in November of last year as a second interim dividend on account of the 2003 financial year. The Bank’s shares will trade ex-dividend on Tuesday, 2nd November 2004.

Madrid, 21st October, 2004

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Item 2

MATERIAL FACT

Banco Santander Central Hispano, S.A. (“Banco Santander”) hereby announces that its Board of Directors, at a meeting held yesterday, has resolved to extend until 31st December 2004 the duration of the treasury stock repurchase programme notified by a Material Fact announcement on 26th July 2004 and referring to the acquisition, net of sales, of up to 190 million shares representing approximately 4% of Banco Santander’s share capital for a maximum acquisition price of 9.77 euros per share.

The rest of the conditions of the repurchase programme remain unchanged.

The interruption of, or any subsequent modification to, the programme will be duly notified to the CNMV through a Material Fact announcement.

Madrid, 21st October 2004

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Item 3

MATERIAL FACT

In connection with the buy back programme announced on July 26, 2004, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Santander Central Hispano, S.A. announces that its subsidiary Pereda Gestión, S.A. conducted the following trades in shares of Banco Santander Central Hispano, S.A. on October 20, 2004:

Date	Security	Buy / Sell	Nº of shares	Price (in Euros)

Oct. 20, 2004	SAN.MC	B	1,017,692	8.4500
Oct. 20, 2004	SAN.MC	S	370,000	8.4400
Oct. 20, 2004	SAN.MC	S	210,000	8.4500
Oct. 20, 2004	SAN.MC	S	420,000	8.4700

Madrid, October 21, 2004

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 21, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President